BOARDWALK HOSPITALITY INC.
COMPARATIVE FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDING
DECEMBER 31, 2017 (Unaudited)

TABLE OF CONTENTS

Boardwalk Hospitality Inc.
Balance Sheets
December 31, 2017 and December 31, 2016 (Unaudited)

ASSETS		12/31/2017
Current Assets:		
Cash	$	56,009
Inventory		5,742
Prepaid and Other Assets		137,450
Total Current Assets		199,201
Fixed Assets, net		176,287
Intangible Assets, net		37,000
Total Assets		**$ 412,488**

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:		
Accounts Payable	$	62,685
Accrued Expenses		402
Intercompany Transfer – Sterling Hospitality Inc.		74,245
Short Term Notes Payable:		
Short Term Portion of Notes Payable - Wefunder		136,642
Accrued Interest		7,922
Total Short Term Notes Payable		144,564
Total Current Liabilities		281,896
Long Term Liabilities:		
Long Term Notes Payable - WeFunder		273,283
Total Long Term Notes		273,283
Long Term Notes Payable – Related Party		94,648
Accrued Interest		7,373
Total Long Term Notes – Related Party		102,021
Total Long Term Liabilities		375,304
Total Liabilities		657,200
Stockholders' Equity (Deficit)		
Common Stock, no par value, 10,000,000 shares authorized;		
2,000,000 and 0 shares issued and outstanding, respectively		2,000
Accumulated Deficit		(246,712)
Total Stockholders' Equity (Deficit)		(244,712)
Total Liabilities & Stockholders' Equity (Deficit)		**$ 412,488**

See accompanying notes to financial statements

Boardwalk Hospitality Inc.
Statements of Operations
Periods Ending December 31, 2017 (unaudited)

	Twelve Months Ending 12/31/2017
Revenues:	
Ben & Jerry's Product Sales	$ 0
Peet's Coffee & Tea Product Sales	0
Souvenirs	0
Total Revenues	0
Cost of Sales	0
Gross Profit	0
Operating Expenses:	
Store Expenses:	
Salaries & Benefits	26,834
Rent	102,540
Advertising & Promotion	7,306
Supplies	4,017
Travel	2,773
Other Store Expense	4,088
Total Store Expenses	147,558
General & Administrative Expenses:	
Salaries & Benefits	37,047
Professional Services	38,690
Travel	5,687
Other General & Administrative	2,437
Total General & Administrative Expenses	83,560
Total Operating Expenses	231,418
Interest Expenses:	
Notes Payable Interest Expense	7,921
Notes Payable Interest Expense – Related Party	7,373
Total Interest Expense	15,294
Loss from Operations	(246,712)
Loss before Income Taxes	(246,712)
Income Tax	-
Net Loss	$ (246,712)
Net Loss per common share	$ 0
Weighted average shares outstanding	0

See accompanying notes to financial statements

Boardwalk Hospitality Inc.
Statements of Stockholders' Equity (Deficit)
December 31, 2017 (Unaudited)

	Common Stock		Accumulated Paid in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2016	-	-	-	-	-
Common Stock Issued for Cash	2,000,000	2,000			2,000
Net Loss	-	-	-	(246,712)	(246,712)
Balance, December 31, 2017	2,000,000	2,000	-	(246,712)	(244,712)

Boardwalk Hospitality Inc.
Statements of Cash Flows
Periods Ended December 31, 2017
(Unaudited)

	Twelve Months Ending 12/31/2017
Cash Flows from Operating Activities:	
Net Loss	$ (246,712)
Decrease (increase) in operating assets	
Inventory	(5,742)
Prepaid Expenses & Other Assets	(137,450)
Increase (decrease) in operating liabilities	
Accounts Payable	62,685
Accrued Interest	7,922
Accrued Interest – Related Party	7,373
Other Accrued Expenses	402
Net cash provided/(used) in operating activities	(311,522)
Cash Flows from Investing Activities:	
Investment in Fixed Assets	(176,287)
Investment in Intangible Assets	(37,000)
Net cash provided/(used) by investing activities	(213,287)
Cash Flows from Financing Activities:	
Sale of Common Stock	2,000
Intercompany Transfers – Sterling Hospitality	74,245
Proceeds from Debt	409,925
Proceeds from Related Party Debt	94,648
Net cash provided/(used) by financing activities	580,818
Net increase/(decrease) in cash	56,009
Cash at December 31, 2016	0
Cash at December 31, 2017	$ 56,009

See accompanying notes to financial statements

Note 1: The Company and Significant Accounting Policies

Organization and Nature of Business

Boardwalk Hospitality Inc. was incorporated in April 2017 for the purpose of owning and operating a Ben & Jerry's scoop shop under a franchise agreement and a Peet's Coffee & Tea 'We Proudly Brew' shop on the Venice Beach boardwalk in Los Angeles, California. The anticipated date of opening the store is April 2018.

On November 1, 2017, the shareholders of the Company agreed to exchange their common stock to Sterling Holdings Inc. and the Company became a wholly owned subsidiary of Sterling Holdings Inc.

The company will generate revenue from selling ice cream, smoothies, beverages and souvenirs to visitors to the boardwalk. The Venice Beach boardwalk is the second largest destination in Southern California with an estimated thirteen million visitors annually. In the second year, the company plans to add a catering service for businesses and individuals featuring its products.

The Company's Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. These require the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur. Below is a summary of the critical accounting policies used in the preparation of its financial statements.

Cash and cash equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of 90 days or less.

Revenue Recognition – Revenues associated with the sale of products are recorded when sold to customers pursuant to receipt of payment by cash or credit card transactions. Cost of sales, rebates and discounts are recorded at the time of revenue recognition or at each financial reporting date.

Other Estimates – The Company reviews all intangible assets periodically to determine if the value has been impaired by recent financial transactions using the discounted cash flow analysis of revenue stream for the estimated life of the assets.

Financial Statements

The accompanying condensed financial statements of the Company have been prepared without audit. Certain information and disclosures required by accounting principles generally accepted in the United States have been condensed or omitted. These condensed financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations of the Company for the periods presented. The results of operations for the twelve month period ended December 31, 2017, are not necessarily indicative of the results that may be expected for any future period.

Liquidity

Historically, the Company has incurred net losses and negative cash flows from operations as it has not yet opened its stores. As of December 31, 2017, the Company had an accumulated deficit of $246,712 and total stockholders' deficit of $244,712. At December 31, 2017, the Company had current assets of $199,201 including cash of $56,009, and current liabilities of $281,896, resulting in a working deficit of

$35,184.

For the twelve month period ending December 31, 2017, the Company reported a net loss of $246,712. The Company had net cash used in operating activities of $311,522.

We anticipate that approximately $150,000 will be required prior to the April 2018 anticipated store opening for rent, travel and other general and administrative costs. Hiring of employees will occur in the weeks prior to the stores opening to perform preparation and training. Cash used for capital expenditures are estimated in the amount of $76,000, and include initial inventory, equipment and costs for leasehold improvements.

Management believes that cash generated by operations once the stores are opened, together with funds available from transfers from its parent company, Sterling Hospitality Inc., will be sufficient to fund planned operations for the next twelve months. However, there can be no assurance that operations and operating cash flows will improve in the near future. If the Company is unable to obtain profitable operations and positive operating cash flows sufficient to meet its expenses, it may need to seek additional funding or be forced to scale back its development plans or to significantly reduce or terminate operations.

Note 2: Plant, Property, and Equipment and Intangible Assets

The Company has plant, property and equipment and other intangible assets used in the creation of revenue of the following as of December 31:

	12/31/2017	12/31/2016
Fixed Assets	$ 176,287	$ 0
Less Accumulated Depreciation	0	0
Net Fixed Assets	**$ 176,287**	**$ 0**

	12/31/2017	12/31/2016
Ben & Jerry's Franchise Fee	$ 37,000	$ 0
Less Accumulated Amortization	0	0
Net Intangible Assets	**$ 37,000**	**$ 0**

Fixed Assets include store equipment purchased in the amount of $27,482 and leasehold improvements to the store in the amount of $148,805. There has been no depreciation recognized as the equipment and improvements have not be placed in service.

The Ben & Jerry's Franchise fee was paid pursuant to a franchise agreement with a five year initial term and will be amortized over the life of the agreement. There is a renewal clause for an additional five year term.

The Company reviews all intangible assets periodically to determine if the value has been impaired by recent financial transactions using the discounted cash flow analysis of revenue stream for the estimated life of the assets. At year end December 31, 2017, it was determined that no impairment exists.

Note 3: Accrued Liabilities

Accrued but unpaid insurance premiums for the five month period ended December 31, 2017 total $405 and $0 as of December 31, 2016.

Note 4: Leases

We have leased an approximately 2,000 square foot space for a period of five years, with an option to renew for an additional five years, and are dividing the space into two individual stores to maximize the revenue potential. The lease term begins June 1, 2017 with rent and estimated operating expenses of $17,090 per month. Operating expenses can be adjusted to reflect our portion of actual costs to maintain the common area. The monthly rental charge increases 3% each year on the anniversary date. Our location is directly facing the boardwalk and across from the skate park and gives us access to an estimated thirteen million annual visitors. The rent expense recognized for the periods ended December 31, 2017 and December 31, 2016 are $102,540 and $0, respectively.

Note 5: Short Term Notes Payable

As of December 31, 2017 and December 31, 2016, the Company recognized notes payable with a short term portion due within one year in the following amounts.

	12/31/2017	12/31/2016
WeFunder Crowdfunding	$136,642	$ 0

In November and December 2017, the Company received disbursements of funds from WeFunder as part of a crowdfunding campaign in the aggregate of $409,925. The principal has a maturity of three years form date of funding, payable quarterly, with an interest rate of 14%. We have recognized the principal amounts due within twelve months as short term notes payable in the amount of $136,642. We have accrued interest as of the periods ended December 31, 2017 and December 31, 2016 in the amounts of $7,922 and $0, respectively. Accrued interest is payable each quarter with that periods principal payment and is recorded as short term debt.

Note 6: Long Term Notes Payable

As of December 31, 2017 and December 31, 2016, the Company had the following long term notes payable balances outstanding:

	12/31/2017	12/31/2016
WeFunder Crowdfunding	$ 273,283	$ 0
Related Party Notes to Boardwalk Hospitality	$ 94,648	$ 0

In November and December 2017, The Company received disbursements of funds from WeFunder as part of a crowdfunding campaign in the aggregate of $409,925. The principal has a maturity of three years from date of funding, payable quarterly, with an interest rate of 14%. The Company has recorded the principal amount due in more than twelve months as long term notes payable. Accrued interest is payable each quarter with that periods principal payment and is recorded as short term debt.

Notes were issued in favor of the Michael Meader and Klaus Moeller for loans to the Company as of May 31, 2017. The terms of the notes issued have a maturity date of May 31, 2020 for the full amount of the principal and accrued interest. The stated interest rate is 6.0% per annum. There is no prepayment penalty. Accrued interest as of December 31, 2017 and December 31, 2016 is $7,373 and $0, respectively. See Note 9: Related Party Transactions for additional detail on these transactions.

Note 7: Stockholders' Equity

As of December 31, 2017, 2,000,000 shares of common stock were outstanding out of the 10,000,000 shares of common authorized. On May 31, 2017 shares were sold subject to Restricted Stock Purchase Agreement at a per share price of $0.001, for an aggregate sum of $2,000. On November 1, 2017, the shareholders of the Company agreed to exchange their common stock to Sterling Holdings Inc. and the Company became a wholly owned subsidiary of Sterling Holdings Inc.

Note 8: Income Taxes

The Company was formed in 2017 and had no obligation to file any income tax returns for previous years.

The Company will file income tax returns in the U.S. federal jurisdiction and in the state of California. The Company is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2017.

Note 9: Related Party Transactions

Founder Loans

In 2017, the Company borrowed $202,000 from the founders and major shareholders of the Company and issued promissory notes in favor of those individuals. Under the aforementioned notes, interest is due on the unpaid principal balance at an annual rate of 6.0%. The notes are payable on or before May 31, 2020. Additional loans were made by the Founders in the last half of the year in an aggregate amount of $92,648. In each of November and December 2017 payments of $50,000 were made to each Founder, for an aggregate of $200,000. The proceeds from the notes will be used to pay operating obligations of the Company. As of December 31, 2017 and December 31, 2016, an aggregate of $94,648 and $0, respectively, in principal were outstanding under the notes. As of May 31, 2017 and December 31, 2016, accrued interest on these notes are $0 and $0, respectively. See Note 5: Notes Payable for additional detail on these transactions.

Note 10: Subsequent Events

The Company evaluated subsequent events as of April 6, 2017, the date on which the financial statements were available to be issued and determined the following material events occurred.

On January 23, 2018, the Company received the final disbursement from the WeFunder debt raise in the amount of $90,075.

On February 8, 2018 the first installment from the November 2017 disbursement of the WeFunder debt was made in the amount of $22,986.05, which included $15,553.42 in principal and $7,432.62 in accrued interest.

During the periods January through April 2018, we received $232,245 in additional intercompany transactions. The Company records these amounts as short term loans.